Mechanical Technology, Incorporated 325 Washington Avenue Extension Albany, NY 12205 Tel: 518-218-2500 Fax: 518-218-2506 www.mechtech.com

April 3, 2020

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mechanical Technology, Incorporated Withdrawal of Registration Statement on Form 10 Filed March 4, 2020 File No. 000-06890

Ladies and Gentlemen:

     Mechanical Technology, Incorporated (the “Company”) hereby respectfully requests the withdrawal of the Company’s registration statement on Form 10 as filed with the U.S. Securities and Exchange Commission on March 4, 2020 (the “Registration Statement”).

     The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective 60 days after the filing of the Registration Statement pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”), as the Company’s board of directors has determined that the registration of the Company’s common stock under the Exchange Act is not advisable and is not in the best interests of the Company and its shareholders at this time.

     If you have any questions regarding this request for withdrawal, please do not hesitate to contact Penny Somer-Greif at (410) 862-1141 or psomergreif@bakerdonelson.com.

Sincerely,

MECHANICAL TECHNOLOGY, INCORPORATED

By:	/s/ Frederick W. Jones
Frederick W. Jones
President, Chief Executive Officer and
Chief Financial Officer